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Contact:  Media Inquiries       Stockholder Inquiries
          Christian Vinyard     Steve Harper
          (313) 322-3428        (800) 555-5259


IMMEDIATE RELEASE

              FORD OFFERS TO PURCHASE SERIES B PREFERRED STOCK

DEARBORN, Mich., January 22, 1998 -- Ford Motor Company today announced that it will offer to purchase all depositary shares representing its Series B Cumulative Preferred Stock. The offering price will be $31.40 per depositary share.

The offer remains in effect until Feb. 26, 1998. The regular quarterly cash dividend of 51.5625 cents for the first quarter that is payable on March 2 to holders of record on January 30 will be paid on the depositary shares that are purchased.

The offer gives shareholders the opportunity to sell their depositary shares at a premium to the market price that prevailed before today's announcement. The offer also is attractive economically for Ford, given the company's present financial position and the present market price of the depositary shares.

Ford issued 45.6 million Series B depositary shares in 1992. The shares are not convertible into Ford common stock. At present, 20.3 million despositary shares remain outstanding.

On January 21, the Series B depositary shares closed at $29.6875 a share on the New York Stock Exchange.

Holders of the Series B depositary shares may call Georgeson & Company., Inc. at 1-800-223-2064 or Merrill Lynch & Co. at 1-888-654-8637 for further details about the offer.

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